Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Dear shareholders,

Overview

Financial results for the quarter were strong with cash flow (“FFO”) of $689 million compared with $515 million last year. This increase was generally across all of our operations but was led by asset management fees which increased approximately 30% based on expanded mandates and capital under management in virtually all of our operations. Other contributors were strong retail sales, continued growth in North America’s housing related businesses, better pricing in our renewable power business and strong contributions from most of our infrastructure businesses.

Business conditions are good and financing markets remain strong as we continue to utilize the global market reflation to extend maturities, and sell non-strategic assets to restock our liquidity after major investments of capital between 2009 and 2012. During the quarter, we sold non-core securities for approximately $750 million of proceeds and real estate properties generating approximately $500 million. We are continuing this program in all of our operations given that markets are strong.

We expect Real Assets to continue to emerge as an even more compelling investment alternative, as they offer attractive current yields, stable bond-like cash flows, tangible growth, and hedges against future inflation. In a slowly improving economic climate in which the opportunity to invest in sustainable cash flows offering meaningful current yield is rare, we believe Real Assets are an exceptional investment.

Market Environment

The global economic recovery continued to advance in the first quarter of 2013, albeit at an uneven pace, with regional variations in growth and investor sentiment. Within the U.S., the continued recovery of the housing market is helping to sustain overall economic growth, despite reductions in government spending, higher payroll taxes and moderate employment growth. Importantly, while the impact of fiscal policy will dampen short-term economic growth and is likely to reduce full year GDP growth by 1.0 to 1.5 percentage points, the economy is still expected to grow by at least 2.0% in 2013.

As a result, we expect the current slow growth, low rate environment to persist, accompanied by unprecedented central bank liquidity and the lack of catalysts for a more robust economic recovery. In this environment, we believe demand for income-producing asset classes with upside growth potential will continue to accelerate, as investors seek the unique combination of yield, stability and growth offered by these opportunities.

Housing starts in the U.S. surprised to the upside during the first quarter, rising 47% year-over-year to an annualized rate of approximately 1 million units. Moreover, unsold home inventories dropped below pre-crisis levels, suggesting that homebuilders will need to increase starts significantly to prevent inventories from falling further. We expect the housing rebound will have strong spillover effects for both consumer spending and business confidence, and bodes well for all of our housing related businesses.

U.S. stock markets ended the quarter at record highs, with the S&P 500 index rising by 10%. Given ongoing turmoil in Europe and moderating growth in China, the improving economic outlook in the U.S. has been viewed favourably by investors. We anticipate that increasing consumer wealth driven by strong stock market performance will provide a further catalyst for confidence and economic growth, which will lead to solid growth in our U.S. operations.

1 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

Operations

Overall assets under management increased to approximately $185 billion with capital in managed entities increasing to $84 billion. The distribution is currently as follows:

US$ billions	Total Assets Under Management	Managed Capital
Property	$103	$36
Renewable Power	20	11
Infrastructure	28	18
Private equity and other assets	33	19
	$184	$84

On April 15, we distributed almost a billion dollars’ worth of shares of Brookfield Property Partners (BPY) to you. We hope you will either keep them and benefit over the years with us, or sell them and enjoy a special cash dividend this year. We now own approximately 92% of BPY and intend to continue to build BPY into one of the great property businesses in the world. As that happens, our ownership will eventually be less than the current ownership level, but for the time being the businesses within BPY are doing well, and the organic growth within the company can more than sustain the current dividend payout and generate good growth in the future.

Our asset management operations generated fee revenues of $123 million this quarter as compared to $95 million last year, representing an increase of nearly 30%. On a run rate basis, this number is $555 million annually from current assets under management excluding carried interests, and with expected closings of funds, this should increase to an annualized rate of more than $600 million by year end.

Accrued carried interests that have not yet been recorded in our financial results increased by $35 million to $724 million on a cumulative basis. Furthermore, we have more than $5 billion in capital commitments from clients that is available for future investment.

Our construction and property services operations performed on plan with cash flow of $28 million during the quarter compared with $12 million last year. The operations continue to secure work as the global economy recovers. In particular, we are seeing this in Australia, the Middle East, India and Canada. Overall 2013 should be a good year, coming off the best results ever recorded in this business in 2012.

Brookfield Property Partners

Operating results for the quarter were good, led by a 19% increase in FFO from our retail operations. This was as a result of a 6% growth in sales of tenants in our malls and lower costs and interest expense. In our office business, results were stable with no major surprises. Rental rates in Canada are currently at all-time highs, Australia is good, and the U.S. is starting to see recovery. Our industrial and multi-family operations performed according to plan.

Our retail businesses remain internally focused on leasing and margin improvement. We continue to sell non-core assets and rework the portfolio acquired largely in 2009. With respect to office leasing, the markets have turned much more positive, particularly in the United States. During the quarter, we sold three non-core properties and acquired a nine building office complex of 1 million square feet of space in suburban Los Angeles.

In February we closed on the acquisition of 19 multi-family properties with approximately 5,000 units for $400 million gross value, and an investment of ±$100 million of equity from our Opportunity Fund. Our multi-family business now owns over 20,000 units, manages close to 52,000 units, and has 3,600 units currently under construction.

After the quarter, we also agreed to acquire a Los Angeles-based REIT through the formation of a new Brookfield-sponsored fund. The proposed transaction will combine these new assets with our existing downtown Los Angeles portfolio in a new fund. Brookfield Office’s contribution will total approximately $550 million, which consists of equity of its existing assets of $410 million as well as an additional investment of $140 million. We raised $600 million of institutional partner capital for this transaction. Brookfield Office will manage the fund following the closing and will own approximately 47% of this new fund.

2 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

During the quarter, we financed a total of $3 billion of property debt. This included $1.4 billion of non-recourse mortgages with a fixed rate coupon of 3.6% for an average life of over 11.6 years in our retail business. The cash on these transactions was largely used to repay debt. The interest savings is approximately $21 million annually, demonstrating the value that can be created in this environment on real assets.

Brookfield Infrastructure Partners

Activity in our infrastructure business continued at very high levels as we integrate our newly acquired operations, execute our capital recycling program and restock our investment pipeline. Brookfield Infrastructure issued $300 million of units subsequent to quarter end with us acquiring our pro-rata interest. This helped re-stock liquidity for what is expected to be another strong year for investments.

Our operations continue to perform well. From an operational perspective, the most significant event that took place in the first quarter was the commencement of the final take-or-pay volumes that came on-line in early March related to the expansions on our rail system. These contracts are now generating incremental cash flows of approximately $150 million on a full year run-rate basis.

Construction of our Texas transmission system is currently at its peak as we are now active on all three segments. Foundations for 86% of the system’s towers are in place and 56% of the transmission towers have been erected. Electrical wires have been erected over 76 of the system’s 376 mile path and 30% of the total cable is now in place.

The first quarter was very active on the financing front as we refinanced over $2 billion of short-term debt for our Australian railroad and UK regulated distribution business, both on very attractive terms. As a result, we extended the average term of the consolidated debt from six to eight years in our overall infrastructure business.

We secured $1.3 billion of non-recourse financing at Brookfield Rail, consisting of $600 million of bank debt and $700 million of U.S. private placement notes. These financings were swapped back to Australian dollars, resulting in a 6.2% weighted average cost of debt and a seven year average term. The proceeds were used to repay the $900 million bank facility and the balance was repatriated to Brookfield Infrastructure.

We also refinanced the Brookfield Utilities UK bridge facility that was put in place for the acquisition and recapitalization of our largest competitor. We raised £600 million of U.S. private placement debt with an average term of 13 years and a weighted average Sterling rate of 4.4%.

Brookfield Renewable Energy Partners

We view the current environment as very favourable to invest capital and increase our exposure to rising energy prices. The backdrop of tighter gas and power markets, continued demand for renewables, and economic recovery in the U.S. will be an important driver of value over the next several years. In that regard, we have made three significant acquisitions over the last few quarters, in Tennessee and Maine, which add meaningful capacity to our portfolio at the bottom of the price cycle and should provide strong upside in the future.

Hydrology was vastly improved from the levels experienced in much of 2012, with long-term average conditions returning across most of the portfolio. While still early in the year, our first quarter results reflected much stronger performance which was welcome given the last few quarters. The Tennessee assets have been seamlessly integrated into our platform, and have been generating at above-average levels in their first full quarter under our ownership.

3 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

As a result, first quarter generation totalled was 5,490 gigawatt hours versus plan of 5,045 gigawatt hours. This is primarily due to strong inflows in Tennessee and Quebec, which more than offset weaker hydrology in New York and Louisiana. First quarter revenues were $412 million versus $363 million last year. As of today, reservoirs are in line with their long-term average levels.

Our power marketing operations were on plan although they continue to drag our short-term results due to low prices in North America. Prices in both Brazil and the northeast U.S. have shown considerable strength recently as cooler weather in the northeast drove up gas usage, and low water levels in Brazil increased prices in that market.

During the quarter we acquired 360 megawatts of hydroelectric plants in New England from a U.S. utility company. This portfolio consisted of 19 generating stations and eight upstream storage reservoirs in Maine. We also completed the acquisition of a small public company with a wind facility next to one of our facilities in California. Our equity investment for this was $170 million. The acquired operating portfolio is performing as expected, and we are reviewing the development pipeline. We also completed the purchase of the other 50% of our 83 megawatt Powell River Energy portfolio located in British Columbia. We have been partners in this portfolio with a forest products company since 2001 and continue to sell electricity from the facility to them under an existing power purchase agreement.

We completed over $1 billion of capital markets transactions during the quarter for both hydro and wind assets, locking in low rates and increasing the duration of our existing loans. On acquisition of our Maine hydro portfolio we restructured $700 million of sub-investment grade debt with numerous institutional lenders. We deleveraged the portfolio without incurring substantial breakage costs, and have recapitalized the portfolio with $350 million of non-recourse debt and $420 million of equity.

In addition, we completed an 18-year, C$450 million refinancing of our 166 megawatt wind farm in Ontario with an all-in coupon rate of 5.1%. We also completed the refinancing of another 51 megawatt Ontario wind facility for $130 million of 18-year non-recourse debt at 5.0%. These two financings generated net equity proceeds of C$170 million to Brookfield Renewable after repayment of existing loans.

Brookfield Capital Partners

Our private equity operating businesses had a great start to 2013 and look like they will have an excellent year. Most of our current investments revolve around our theme over the past five years which was to invest capital into businesses which would ultimately benefit from the U.S. housing recovery.

OSB prices and volumes have been very strong as the U.S. housing industry recovers – prices are up 100% over the prior year, and as a result the combined EBITDA of Norbord and Ainsworth increased to approximately $170 million, a five-fold increase over the prior year’s quarter.

During the quarter, we converted our warrants of Norbord into additional shares in the company with a value of $300 million. We sold approximately $100 million of these shares during the quarter, and currently own a 53% interest of the company valued at approximately $1 billion.

Our investment in our North American land development and homebuilding company now trades at a value of approximately $2 billion, up over 100% in the last year. Results are good as housing momentum builds in the U.S.  Furthermore, as Brookfield Residential owns substantial amounts of land, profits in the short term do not come close to showing the value increase in our land values. These values will eventually result in increased net profit as the land is built out, but more importantly today has resulted in a substantial increase in the underlying net asset value of the company.

4 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

Ownership Strategy and Access to Liquidity as a Competitive Advantage

Brookfield owns and operates on your behalf, “real” or “hard” assets that generate tangible cash flows on an annual basis. We acquire these types of assets because we also believe that the cash they generate will increase over time, and this will result in higher values for the assets we own.

The assets backing our balance sheet include interests in:

–	140 office properties with approximately 105 million sq. ft. of office space;

–	180 retail shopping malls with approximately 160 million sq. ft. of retail space;

–	200 renewable power facilities with 5,700 megawatts of capacity

–	32,000 kilometres of electricity transmission lines, natural gas pipelines, railroad tracks and toll-roads; and

–	30 port facilities, including the largest metallurgical coal shipping facility in the world.

We have been successful in acquiring many of these high-quality assets on a value basis at times when others were exiting the market. We have been able to do this because we have structured our company to be able to access capital when others have no such opportunity. While our financial structure can take more time to explain, it is the pivotal reason for our success, both through good and more difficult economic periods.

A prime example of the strength of our financial model is how our company thrived during the most recent credit crisis. It is during this period of dislocation that we were able to acquire our interest in General Growth Properties and our position in Prime Infrastructure, dramatically increasing our ownership of world class property and infrastructure assets. Our financial position and the strong support of the financial community enabled us to seize these opportunities when others were unable to do so.

The assets that we want to own generally require a significant amount of capital to acquire. For that reason, most of our assets are held in private funds, publicly-listed partnerships or joint ventures. Of the approximately $185 billion in assets we currently manage, most are held with our partners. This ownership strategy has the advantage of spreading our risk and ensuring the most efficient use of our capital. In addition, we generally finance most of our assets with investment grade debt which is recourse only to a specific asset. This conservative financing strategy further enables us to reduce our risk.

We generate a significant amount of annual sustainable cash flow from our assets.  This is largely driven by the nature of the assets that we acquire. For example, many of our real property assets consist of Class A office buildings in central business districts. We tend to lease space in these buildings on a long-term basis to highly rated tenants. In addition, many of our infrastructure assets provide us with a regulated cash flow which is generally inflation-protected.

This cash flow is further enhanced by our ability to generate additional cash through increased non-recourse financing on assets as they increase in value or through the sales of partial or 100% interests in our assets.

Alignment of Interests

We made a strategic decision 15 years ago to restructure our organization in a manner that provided us with a competitive advantage in raising capital for investing in real assets.

We have now completed the reorganization of Brookfield and in the process have created one of the largest global real asset managers for investors who wish to benefit from our investment and operating capabilities. We have established a number of listed and private funds that invest in real assets on behalf of our client investors and us. This provides us with both access to sources of long-term capital, and increasing streams of asset management revenues.

5 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

We believe Brookfield’s corporate structure is among our most valuable competitive advantages and it is often the difference between making it possible for us to acquire valuable assets and not.

We continue to work to streamline our operations into our three large scale publicly-listed flagship companies1 for stock market investors seeking immediate liquidity, and three major private funds2 for institutional clients that do not have the same liquidity requirements.

Our three flagship public entities are now listed on the New York and/or Toronto stock exchanges and we are receiving significant commitments to our private funds from institutional investors. We devoted a great deal of effort to ensuring that the fees from our public and private entities work to the benefit of all investors, and the thinking behind that alignment is simple:

•
The fees we receive for investing capital in our public entities will only rise if all investors benefit, due to an increase in the cash distributions from the partnership or an increase in the value of the units. If the public entity performs poorly, our fees suffer, as does our substantial investment in the partnership.

•
The bulk of the fees we receive from our private funds are performance related, which is known as a carried interest, and we only get paid that if there are profits after all the investments have been monetized and a fund is wound down.

•	We are consistently the single largest investor in all of our public entities and funds, so we eat our own cooking.

Lastly, current and former management collectively own almost 20% of Brookfield, accumulated over the past 40 years. Most of us invest more in Brookfield shares each year, and this is a large portion of our net worth. Few management groups have so closely aligned themselves with their shareholders’ interests, and we are proud of this.

IFRS Accounting Standards

As a Canadian corporation, we are required to follow and comply with International Financial Reporting Standards (“IFRS”). IFRS accounting reflects both the cash generated from our operations as well as the gains or losses which are created from the revaluation of most of our assets. This results in a calculation of net income that more closely reflects the economic reality and the value produced. This is a similar calculation to “owner’s earnings” which other like investors use, and comparable to “economic net income” which private equity managers include in their reporting.

We make a point of reporting separately to you the funds generated from operations so that you can assess how much of our operating performance is reflected in current period cash generating activity and how much is through changes in the value of our assets. For reference, given the types of investments we own, usually around 50% of the return comes from annual cash flows, and the balance comes from the underlying appreciation of value in the assets.

A pivotal fact of our business that may be missed in an analysis of Brookfield is that these increases in value can usually be monetized into cash. This can take the form of sales of assets directly, such as our periodic sale of office buildings, or indirectly, by selling interests in the entities that own these assets, similar to our recent sale of units in Brookfield Renewable Energy Partners.

 1 Brookfield Infrastructure Partners, Brookfield Renewable Energy Partners and Brookfield Property Partners
 2 Infrastructure, Property and Private Equity

6 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders

vOur accounting methodology is dictated by accounting principles. How we own these assets determines how they are accounted for in our financial statements. For example, if we have full control of the asset, they are consolidated in our statements, whereas assets that are not fully controlled are typically accounted for on an equity-accounted basis, carried at fair value, or on a cost basis depending on the nature of the asset. How we account for the assets is not discretionary.

Interest Rates

We are often asked for our view on where interest rates are going. As we have stated before, we claim no unique insight on monetary policy but it is clear to us that with interest rates at historic lows, the cost of borrowing will rise at some point in the future, as there is little room to go down. Assuming that the U.S. does not follow a similar path as Japan, there is therefore a greater chance that rates will increase, and hence our goal is to protect our organization as much as possible against this risk.

We believe that we are well positioned for the time when borrowing costs return to higher levels. This is because we have and continue to use our access to global credit markets to lock in much of our debt at extremely attractive medium and long-term rates. In addition, our business model is to own high quality real assets that tend to increase in value at a rate that exceeds inflation. And, as many of our real assets generate cash from leases and contracts that feature inflation protection, we are further protected this way.

While we are far from immune from the impact of global economic trends, we believe we will continue to prosper even when interest rates move upward, as they inevitably will.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

May 9, 2013

7 | Brookfield Asset Management Inc. – Q1 2013 Letter to Shareholders